Exhibit 99.1

ASM International N.V. Nominates New Supervisory Board Members

Almere, the Netherlands, March 23, 2009 – ASM International N.V. (NSDAQ: ASMI and Euronext Amsterdam: ASM) today announced the nominations of Gert-Jan Kramer and Jan Lobbezoo for appointment to its Supervisory Board. They will succeed Paul van den Hoek, who is retiring as ASMI chairman as scheduled and as previously communicated by the company, and Leon van den Boom.

ASMI shareholders will be asked to approve the Supervisory Board’s proposed appointments of Mr. Kramer and Mr. Lobbezoo for four-year terms at the Annual General Meeting on May 14, 2009. ASMI’s Supervisory Board is expected to appoint Mr. Kramer as its chairman.

Gert-Jan Kramer (66), served as President and Chief Executive Officer of Fugro, N.V. for more than 20 years until his retirement in 2005. Fugro N.V., a Dutch geological engineering group, collects and interprets data related to the earth’s surface and seabed, principally for the oil, gas, mining and construction industries. Mr. Kramer currently serves on the boards of a number of European technical and energy companies. He is also Chairman of the Supervisory Board of Delft Technical University and is a member of the Dutch Corporate Governance Code Monitoring Committee.

Jan Lobbezoo (62) served as the Chief Financial Officer of Royal Philips Electronics semiconductor division from 1994 until 2005. He was a member of the board of Taiwan Semiconductor Manufacturing Company (TSMC), the world’s largest semiconductor foundry organization, for 12 years until 2007, and remains its advisor, specifically in the areas of US corporate governance, international reporting and financial review. He is on the board of FEI, a Nasdaq-listed, US-based nano-technology equipment company, and on the supervisory boards of a number of other high-technology and semiconductor companies.

Paul van den Hoek, outgoing ASMI chairman, said, “These candidates bring to ASMI extensive management, financial and relevant industry experience, as well as corporate governance expertise. Gert-Jan Kramer is well-versed in the challenges and complexities of operating in a competitive international business environment. He has been recognized for his outstanding 20-year leadership of Fugro N.V., turning the company into a profitable €2 billion global entity,” Mr. van den Hoek remarked.

“Jan Lobbezoo is also an excellent candidate. His background in finance and international reporting is coupled with a solid competence in the semiconductor industry, accrued over more than three decades at Royal Philips Electronics and his board work with Taiwan Semiconductor. We are pleased that both gentlemen have accepted our invitation for nomination to join the ASMI Board.”

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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